May 2, 2007

Alex Hazan, Chief Executive Officer
Royal Spring Water, Inc.
14553 Delano Street   Suite 217
Van Nuys, California 91411

RE: **Royal Spring Water, Inc. ("the company")**
   Amendment No. 3 to Registration Statement on
   Form SB-2
   Filed April 3, 2007
   File No. 333-136850

Dear Mr. Hazan:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please expand your third paragraph to include the disclosure noted in the initial paragraph of "Plan of Distribution" on page 14.

Legal Proceedings, page 14

2. Please name the former Chief Operating Officer as referenced in line one of this section.

Security Ownership of Certain Beneficial Owners and Management, page 17

3. Based on the share amounts listed on the selling security holder table, Mr.
    Howard Allwiel, the beneficial owner of the 1,498,000 shares held of record by
    Zas Investments, and Mr. Itamar Cohen, the owner of 1.4 million shares directly
    and the beneficial owner of 906,700 shares held of record by Maxwell Network
    Group, both appear to be principal shareholders. Please revise or advise. Please
    revise the "Selling Shareholders" section to disclose the relationships.

Description of Business
Overview, page 19

4. State the percentage of shares represented by the 1,489,432 shares given to
    Messrs. Goldstein and Hazen, each, which gave them and their family control of
    Easy, and explain why they obtained control. In this regard, other shareholders
    appear to own more shares than these individuals. For example, Mr. Itamar
    Cohen appears to beneficially own $2.3 million shares.

Liquidity and Capital Resources and Future Funding Requirements, page 25

5. It appears that the line of credit and the convertible note agreements were filed as
    "correspondence" in the EDGAR system. Please note that these should be filed as
    exhibits to the registration statement and numbered according to the exhibit
    schedule set forth under Item 601(b) of Regulation S-B.

6. Further, please revise Item 27. "Exhibits and Financial Statement Schedules" of
    Part II to the registration statement to reflect the filing of these exhibits.

7. We read your response to previous comment 21, however, we do not see where
    you have discussed liquidity as it relates to the issuance of the warrants referred to
    in Note 5 - Subsequent Events. Please revise.

Part II.

Item 26. Recent Sales of Unregistered Securities, page II-1

8. Please provide the facts relied upon to make the exemption available. Please refer
    to Item 701(d) of Regulation S-B. Further, please expand to address the
    distribution of 72,000 shares to 24 shareholders and provide the facts relied upon
    to make the exemption available.

General

9. Please note the updating requirements for the financial statements as set forth in Item 3-10(g) of Regulation S-B, and provide a current consent of the independent accountant in any amendment.

Note 5 – Subsequent Events, page F-17

10. We see that you calculated the fair value of the warrants using the Black-Sholes valuation model. Please provide the assumptions you used in these calculations in the notes to the updated financial statements.

11. Please submit to us courtesy copies of the Exhibits A, B and F of the Securities Purchase Agreement.

Exchange Act Filings

12. Please revise accordingly in response to the above comments, as applicable.

Closing Comments

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 Please contact Blaise Rhodes at (202) 551-3774 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gary Wykidal, Esq.
     via fax (714) 751-5428